Lazard Global Total Return and Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 29, 2011, to vote on the following proposal.
The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
Two Class III Directors (Ashish Bhutani and
Richard Reiss, Jr.), each to serve for
a three-year term expiring at the 2014 Annual Meeting and or until his successor is duly elected and qualified.

Director		    For	  Withhold Authority
Ashish Bhutani  	8,154,734	146,899
Richard Reiss, Jr.	7,938,112 	363,521